June 17, 2005

Mail Stop 6010


Gregory M. Ayers, M.D., Ph.D.
Chief Executive Officer
CryoCor, Inc.
9717 Pacific Heights Blvd.
San Diego, California 92121
Re:	CryoCor, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 10, 2005
File No. 333-123841
Dear Mr. Ayers:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1

Prospectus Summary, page 1
1. Please revise the discussion in the second paragraph to address the fact that the anticipated filing of the application for premarket approval with the FDA for the treatment of AFL will be with your CryoBlator catheter which was not used in the pivotal trial to treat any patients. Clarify that all patients in the pivotal trial for AFL were treated with either the Model 1100 or 1200 catheter, not the CryoBlator catheter. Disclose that the company has recalled the Model 1200 catheters from Europe and has removed them from clinical trial use under the Investigation Device Exemption previously approved by the FDA.

Risk Factors, page 8

The FDA has expressed concern about many aspects of our clinical trials..., page 12
2. In an appropriate place in your prospectus, please expand on your disclosure that the FDA has "expressed concerns" about many aspects of your clinical trials. Please be more specific about the concerns raised, when they were raised and the means by which the FDA expressed these concerns. Disclose what steps, if any, the company has taken to address these concerns and what steps the company plans to take to resolve these issues.

Modifications to our cryoablation system and protocol during our pivotal AFL trial..., page 12
3. Please revise the first sentence of the second paragraph to clarify which "changes" were "granted regulatory approval" by the FDA. Based on your current disclosure, it appears the FDA has granted approval for submitting the AFL PMA with your CryoBlator catheter instead of your Model 1100 or 1200 catheter. Please revise to clarify.

Business, page 48

U.S. Clinical Studies, page 64
4. We note your added disclosure on page 70. Please revise the discussion in the section on page 65 discussing the AFL-02 Pivotal Trial to identify the catheter used to treat the enrolled patients.
Clarify that the catheters used to collect the data from the clinical trial, the Model 1100 and 1200 catheters, will not be the same catheter used to submit the PMA application.
5. It appears from the disclosure on page 11 that the FDA has advised you that your chronic efficacy data will be considered an important factor for marketing approval and that it must meet the chronic efficacy OPC for RF ablation. In light of this disclosure, it is unclear why the similar disclosure that appears on page 66 is based only on the company`s "belief" rather than on information received from the FDA. Please revise or advise.

Manufacturing, page 69
6. We note that you initiated a voluntary recall in Europe of eight lots of your Model 1200 catheter. Please revise to disclose how many, if any, lots remain outstanding after the recall.

7. Please revise to describe the modifications made to the product inspection criteria of the CryoBlator catheter.
8. Please revise to disclose when you received FDA approval to include CryoBlator in your ongoing AF pivotal clinical trial. Describe the mechanism through which FDA approval was acquired.

Consolidated Financial Statements, page F-1

Note 1.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

9. Please refer to prior comment 9 from our letter to you dated
May
25, 2005. In your disclosure you state that the consoles are expensed upon shipment to the customer because there is no revenue attributable to the console. Please revise your disclosure to include the additional reasons that the consoles are expensed upon shipment as stated in your response. That is, you have not reclaimed any of the consoles placed in the field and you have no intention to do so.

Note 4. Commitments and Contingencies, page F-16

Product Recall, page F-18

10. Please request your auditors to tell us why they did not update the opinion date for this note, as well as the portion of note 5 discussing the votes held by preferred shareholders in May 2005.

Note 5.  Preferred Stock and Stockholders` Equity (Deficit), page
F-
19

Preferred Stock, page F-19

11. Please refer to prior comment 11 from our letter to you dated
May
25, 2005. We note the added disclosure in the last paragraph on page
F-21. You state that the conversion of the preferred stock into common stock is contingent upon the approval of the pricing committee of the Board of Directors, as well as the closing of the offering. Please tell us whether or not the approval of the pricing committee will be completed prior to the date of effectiveness. If so, please modify the disclosure as appropriate to reflect their approval.
In
the alternative, please consider our prior comment concerning the appropriateness of your pro forma presentations reflecting the automatic conversion of the preferred shares into common shares if there are still significant contingencies concerning the conversion.

12. Please refer to prior comment 13 from our letter to you dated
May
25, 2005. Please tell us and disclose the value of the Series A preferred stock and how you determined that value.

13. Please refer to prior comment 13 from our letter to you dated
May
25, 2005. We refer you to the calculation you provided to determine the incremental intrinsic value resulting from the antidilution adjustments to the Series A, B and C preferred stock. Please tell us how you determined the amount related to the "FV of Common at Preferred Issuance Dates," for each the Series A, B, and C preferred stock that you used to determine that there was no incremental intrinsic value related to the antidilution adjustments. Please also tell us how you are calculating the amount to accrue for the dividends and why. Please refer to Issue 10 of EITF 00-27.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      You may contact Traci Hornfeck at (202) 551-3642 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3607 with any other questions.
Sincerely,



David Ritenour
Special Counsel

cc (via fax):	Frederick T. Muto, Esq.
		Matthew T. Browne, Esq.
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Gregory M. Ayers
CryoCor, Inc.
June 17, 2005
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